UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  3  )*

American Greetings Corporation
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

026375105
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 500 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 026375105	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,825,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,825,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Page 2 of 5 Pages

Item 1.	Security and Issuer.

This statement relates to the Class A Common Shares (the “Common Shares”), of American Greetings Corporation, an Ohio corporation (the “Company”), whose principal executive offices are located at One American Road, Cleveland, Ohio 44114.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch, whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.  Daniel R. Tisch is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The $34,638,500 spent by TowerView to acquire the Common Shares beneficially owned by it were provided from TowerView’s working capital.

Item 4.	Purpose of Transaction.

TowerView on July 18, 2013 made a telephonic presentation to Institutional Shareholder Services (ISS) detailing its objections to the proposed going private transaction by the Weiss family.  TowerView, as part of this call, used a “slide deck” which is attached to this filing as an exhibit.

TowerView currently intends to vote against the transaction.

Item 5.	Interest in Securities of the Issuer.

TowerView has sole power to vote and sole power to dispose of an aggregate of 1,825,000 Class A Common Shares as of July 18, 2013, or 6.2% of the 29,288,810 Class A Common Shares that the Company reported as outstanding in the Schedule 14A as filed with the Securities and Exchange Commission on July 10, 2013

TowerView effected transactions on the New York Stock Exchange and the third market in the Class A Common Shares of the Company during the 60 days preceding the filing of this statement as follows:

Page 3 of 5 Pages

Date	Transaction	Quantity	Price per share
5/30/2013	Purchase	16,310	$18.41
5/31/2013	Purchase	10,383	$18.41
6/3/2013	Purchase	2,607	$18.41

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

Presentation to ISS dated July 18, 2013.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 19, 2013

TowerView LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

Page 5 of 5 Pages